November 7, 2014

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	B2Gold Corp.
Form 40-F for the Year Ended December 31, 2013
Filed April 1, 2014
Correspondence dated August 5, 2014
File No. 001-35936

Dear Mr. Reynolds:

This letter responds to the staff’s comments set forth in the September 11, 2014 letter regarding the above-referenced Form 40-F filed April 1, 2014. For your convenience, the staff’s comments are included below.

Our response is as follows:

Form 40-F for the Year Ended December 31, 2013

Staff Comment No. 1:

We note your response to comment 2 that your company filings were prepared under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities and that your annual information form is compliant with National Instrument (NI) 43-101. You also indicate the British Columbia Securities Commission (BCSC) has reviewed your past filings with identical disclosure and approved this disclosure. We partially re-issue comment 23, please report your proven and probable reserves separately and likewise separate your measured and indicated resources in your future filings. We understand that categories of reserves and resources are required to be reported separately under Canadian disclosure requirements. We also note the Canadian securities regulators have no responsibility or obligation to review every filing or report (http://www.bcsc.bc.ca/uploadedFiles/For_Companies/NI_43-101-_What_You_Need_to_Know_-_2012-01-20.pdf?t=1409951835647 pages 100 and 327).

B2Gold Corp.’s Response:

We confirm that we will report our proven and probable reserves separately and separate out measured and indicated resources in future filings.

* * * * *

John Reynolds
November 7, 2014

     B2Gold Corp. hereby acknowledges that:

  B2Gold Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  B2Gold Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 601-2962, or Christopher Doerksen of Dorsey & Whitney LLP at (206) 903-8856.

Sincerely,

B2Gold Corp.

/s/ Roger Richer
Roger Richer
Executive Vice President,
General Counsel and Secretary

cc: Christopher Doerksen, Dorsey & Whitney LLP